UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)1

Pac-West Telecomm, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69371Y101 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69371Y101	13G/A

1	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) TL Ventures III L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 6 Shared Voting Power 0 7 Sole Dispositive Power 0 8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 0

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 69371Y101	13G/A

1	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) TL Ventures III Interfund L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 6 Shared Voting Power 0 7 Sole Dispositive Power 0 8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 0

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 69371Y101	13G/A

1	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) TL Ventures III Management L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 6 Shared Voting Power 0 7 Sole Dispositive Power 0 8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 0

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 69371Y101	13G/A

1	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) TL Ventures III Manager LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 6 Shared Voting Power 0 7 Sole Dispositive Power 0 8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 0

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 69371Y101	13G/A

1	Name of Reporting Person IRS. Identification No. of above persons (entities only) TL Ventures III Offshore L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 6 Shared Voting Power 0 7 Sole Dispositive Power 0 8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 0

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 69371Y101	13G/A

1	Name of Reporting Person IRS. Identification No. of above persons (entities only) TL Ventures III Offshore Partners L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 6 Shared Voting Power 0 7 Sole Dispositive Power 0 8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 0

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 69371Y101	13G/A

1	Name of Reporting Person IRS. Identification No. of above persons (entities only) TL Ventures III Offshore Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 6 Shared Voting Power 0 7 Sole Dispositive Power 0 8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 0

12	Type of Reporting Person (See Instructions) CO

CUSIP No. 69371Y101	13G/A

1	Name of Reporting Person IRS. Identification No. of above persons (entities only) TL Ventures III General Partner L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 6 Shared Voting Power 0 7 Sole Dispositive Power 0 8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 0

12	Type of Reporting Person (See Instructions) PN

Item 1(a)	Name of Issuer:

Pac-West Telecomm, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4210 Coronado Avenue Stockton, California 95204

Item 2(a)	Name of Person Filing:

(1) TL Ventures III L.P.

(2) TL Ventures III Interfund L.P.

(3 TL Ventures III Management L.P.

(4) TL Ventures III Manager LLC

(5) TL Ventures III Offshore L.P.

(6) TL Ventures III Offshore Partners L.P.

(7) TL Ventures III Offshore Ltd.

(8) TL Ventures III General Partner L.P.

Item 2(b)	Address of Principal Business Offices:

(1),(2),(3),(4),(8): 700 Building 435 Devon Park Drive Wayne, PA 19087-1990

(5)&(6): c/o Trident Trust Company (Cayman) Limited P.O. Box 847 One Capitol Place, 4th Floor Grand Cayman, Cayman Islands British West Indies

(7): c/o Myers & Calder Ugland House P.O. Box 309 Georgetown, Grand Cayman Cayman Islands British West Indies

Item 2(c)	Citizenship:

(1),(2),(3), (8): Delaware limited partnership (4): Delaware limited liability company (5),(6),(7): Cayman Island company

Item 2(d)	Title of Class of Securities

Common Stock

Item 2(e)	CUSIP Number

69371Y101

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act

	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act

	(d)	☐	Investment company registered under section 8 of the Investment Company Act

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Not applicable

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)		Amount beneficially owned: -0-

	(b)		Percent of class: 0%

	(c)		Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: -0-

TL Ventures III L.P. (“TL III”), TL Ventures III Offshore L.P. (“TL III Offshore”) and TL Ventures III Interfund L.P. (“TL III Interfund”) are venture capital funds which are required by their governing documents to make all investment, voting and disposition actions in tandem. TL III is the record holder of no shares; TL III Offshore is the record holder of no shares; and TL III Interfund is the record holder of no shares. TL Ventures III Manager LLC is the sole general partner of TL Ventures III General Partner L.P., the sole general partner of TL Ventures III Management L.P., the sole general partner of TL III, and TL Ventures III Manager LLC is the sole general partner of TL Ventures III General Partner L.P., the sole general partner of TL III Interfund. As such, TL Ventures III Manager LLC has sole authority and responsibility for all investment, voting and disposition decisions for TL III and TL III Interfund, which powers, other than investments, are exercised through its three-member board of managers, by majority vote. Investment decisions require a majority vote of the members of TL Ventures III Manager LLC. TL Ventures III Offshore Ltd. is the sole general partner of TL Ventures Offshore Partners L.P., which is the sole general partner of TL III Offshore. As such, it has sole authority and responsibility for investment, voting and disposition decisions for TL III Offshore, which powers are exercised through its three-member board of directors, by majority vote.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

TL Ventures III L.P., TL Ventures III Interfund L.P., TL Ventures III Management L.P., TL Ventures III Manager LLC, TL Ventures Offshore L.P., TL

Ventures Offshore Partners L.P., and TL Ventures III Offshore, Ltd. and TL Ventures III General Partner L.P. are members of a group for purposes of Sections 13 (d) and 13 (g) of the Securities Exchange Act of 1934.

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2004	TL VENTURES III L.P.

	By:	TL Ventures III Management L.P., its general partner

	By:	TL Ventures III General Partner L.P., its general partner

	By:	TL Ventures III Manager LLC, its general partner

:	By:	/s/ Janet L. Stott

	Name:	Janet L. Stott
	Title	Controller

TL Ventures III Offshore L.P.

By:	TL Ventures III Offshore Partners L.P., its general partner

By:	TL Ventures III Offshore Ltd., its general partner

By:	/s/ Janet L. Stott

Name:	Janet L. Stott
Title	Controller

TL Ventures III Interfund L.P.

By:	TL Ventures III General Partner L.P., its general partner

By:	TL Ventures III Manager LLC, its general partner

By:	/s/ Janet L. Stott

Name:	Janet L. Stott
Title	Controller

TL Ventures III Manager LLC

By:	/s/ Janet L. Stott

Name:	Janet L. Stott
Title	Controller

TL Ventures III Offshore Ltd.

:	By:	/s/ Janet L. Stott

	Name:	Janet L. Stott
	Title	Controller

TL Ventures III Management L.P.,

By:	TL Ventures III General Partner L.P., its general partner

By:	TL Ventures III Manager LLC, its general partner

By:	/s/ Janet L. Stott

Name:	Janet L. Stott
Title	Controller

TL Ventures III Offshore Partners L.P.

By:	TL Ventures III Offshore Ltd., its general partner

By:	/s/ Janet L. Stott

Name:	Janet L. Stott
Title	Controller

TL Ventures III General Partner L.P.

By:	TL Ventures III Manager LLC, its general partner

By:	/s/ Janet L. Stott

Name:	Janet L. Stott
Title	Controller